EXHIBIT 99.1

ZJK Industrial and Chaince Digital Announce Strategic Partnership for U.S.-Based Precision Components R&D and Manufacturing Base Serving AI & Semiconductor and Other Industries, with Expected Investment Plan of Up to $200 Million, Advancing the “Made in America” Strategy

SHENZHEN, China, Nov. 24, 2025 (GLOBE NEWSWIRE) -- ZJK Industrial Co., Ltd. (NASDAQ: ZJK) (“ZJK Industrial”, “ZJK” or the “Company”), a high-tech enterprise specializing in the manufacturing and sale of precision fasteners, structural parts and other precision metal parts applied in a variety of industries, including intelligent electronic equipment, new energy vehicles, aerospace, energy storage systems, medical and liquid cooling systems used in artificial intelligence supercomputer, today announced that it has entered into a strategic cooperation framework agreement with Chaince Digital Holdings Inc. (NASDAQ: CD) (“Chaince Digital”) to jointly build a precision components R&D and manufacturing Gigafactory in the U.S. serving the AI, semiconductor, electronics, automotive and other industries.

Under the framework agreement, the parties plan to invest in multiple projects through a combination of self-owned capital and external fundraising, with total investment expected to reach up to US$200 million. This initiative aims to strengthen the U.S. high-end manufacturing ecosystem and further support the “Made in America” strategy.

A Next-Generation R&D and Manufacturing Platform for Global Technology Leaders

The planned Gigafactory will focus on high-value precision and hardware components, excluding restricted semiconductor segments such as wafer fabrication, chip design, or advanced packaging. Target product categories include:

●	AI end-device and intelligent hardware components;

●	Semiconductor equipment parts and structural/thermal components;

●	liquid-cooling components and high-performance thermal modules components;

●	New energy vehicle components;

●	Smart wearable device components; and

●	Other consumer electronics components.

The proposed project will be carried out in accordance with applicable laws and regulations.

Delaware Joint Venture to Operate the U.S. Gigafactory

ZJK and Chaince Digital will establish a Delaware-based joint venture (“Delaware JV”) to serve as the operating entity for the proposed precision components R&D and manufacturing Gigafactory serving AI, semiconductor and other advanced technology industries in the U.S.

U.S. Localized Management Team to Lead Execution

The collaboration aims to advance the “Made in America” strategy by leveraging the strengths of both parties in manufacturing, market resources, management expertise, and capital capabilities.

A U.S.-based management team will be formed, consisting of senior executives with extensive experience in traditional manufacturing, consumer electronics supply chains, and automotive manufacturing at major U.S. companies.

The Delaware JV seeks to become a leading U.S. high-end manufacturing supplier for the AI hardware, semiconductor equipment, electric vehicle, and consumer electronics sectors, delivering high-value hardware and precision components under the vision of “Made in America, Increasing Market Share in America.”

Chaince Securities Officially Appointed as ZJK’s Five-Year Capital Markets Strategic Advisor

According to the framework agreement, Chaince Securities, LLC (CRD 10590), a U.S.-licensed broker-dealer and subsidiary of Chaince Digital, will serve as ZJK’s capital markets strategic advisor for the next five years. Key areas of focus will include:

●	Capital markets strategy;

●	Financing for the proposed U.S. Gigafactory and ZJK’s ongoing public company financing initiatives; and

●	Support for the establishment and operation of ZJK’s U.S. headquarters.

Executive Comments

ZJK Industrial stated:

“This partnership will significantly strengthen ZJK’s manufacturing footprint in the U.S., enabling us to serve global technology customers with greater efficiency while advancing Made in America initiative. Our strategic goal is to establish localized U.S. manufacturing capabilities within the next five years.”

Wilfred Daye, Chief Strategy Officer of Chaince Digital, stated:

“We are pleased to partner with ZJK to build a world-class precision components R&D and manufacturing platform serving the AI, semiconductor and other industries. Chaince Digital will leverage its strengths in capital markets, digital technology, and industrial resources to fully support the development of the proposed U.S. Gigafactory project.”

About ZJK Industrial Co., Ltd.

ZJK Industrial Co., Ltd. is a high-tech enterprise specializing in the manufacturing and sale of precision fasteners, structural parts and other precision metal parts applied in a variety of industries, including intelligent electronic equipment, new energy vehicles, aerospace, energy storage systems, medical and liquid cooling systems used in artificial intelligence supercomputers. With over fourteen years in the precision metal parts manufacturing industry, the Company maintains a skilled professional team, a series of highly automated and precision manufacturing equipment, stable and strong customer group, and complete quality management systems. ZJK mainly offers standard screws, precision screws and nuts, high-strength bolts and nuts, turning parts, stamping parts and Computer Numerical Control (CNC) machining parts, CNC milling parts, high precision structural components, Surface Mounting Technology (SMT) for miniature parts packaging, and technology service for research and development from a professional engineering team. For more information, please visit the Company’s website at https://ir.zjk-industrial.com/.

About Chaince Digital Holdings Inc.

Chaince Digital Holdings Inc. (Nasdaq: CD) (formerly known as Mercurity Fintech Holding Inc.) is a digital finance and technology company focused on tokenization, on-chain innovation and regulated brokerage services. Through its subsidiaries, including Chaince Securities, LLC, a FINRA-registered broker-dealer, and AI/HPC infrastructure platforms, Chaince Digital provides technology-enabled solutions across distributed computing, business consulting and capital-markets services. Chaince Digital aims to bridge traditional financial markets with the emerging digital-asset economy through compliant, scalable and institution-grade infrastructure.

Forward-Looking Statements

Certain statements in this announcement are forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties and are based on the Company’s current expectations and projections about future events that the Company believes may affect the proposed strategic cooperation, its financial condition, results of operations, business strategy and financial needs. Investors can find many (but not all) of these statements by the use of words such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “likely to,” “propose” or other similar expressions in this announcement. The Company undertakes no obligation to update or revise publicly any forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and the Company cautions investors that actual results may differ materially from the anticipated results and encourages investors to review other factors that may affect its future results in the Company’s filings with the U.S. Securities and Exchange Commission.

For more information, please contact:

ZJK Industrial Co., Ltd.
Phone: +86-755-28341175
Email: ir@zjk-industrial.com

The Blueshirt Group Asia
Feifei Shen
Phone: +86-134-66566136
Email: feifei@blueshirtgroup.co